FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated July 28, 2014 of Diana Containerships Inc. (the "Company") announcing (i) its financial results for the second quarter and six months ended June 30, 2014, (ii) a cash dividend on its common stock of $0.0025 per share, (iii) the Company's entrance into an agreement to sell 36,653,386 shares of its common stock in a private placement and (iv) the Company does not expect to sell additional shares under its existing at-the-market offering  until there is a significant improvement in the containership market.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: July 28, 2014	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

EXHIBIT 99.1

Corporate Contact:

Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2014

DECLARES CASH DIVIDEND OF $0.0025 PER SHARE
FOR THE SECOND QUARTER

ANNOUNCES $92 MILLION PRIVATE PLACEMENT OF COMMON SHARES

AT-THE-MARKET OFFERING UPDATE

ATHENS, GREECE, July 28, 2014 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported net income of $0.6 million for the second quarter of 2014, compared to a net loss of $5.0 million for the respective period of 2013. The loss for the second quarter of 2013 was mainly the result of $4.3 million of losses arising from the disposal of three vessels.
Time charter revenues, net of prepaid charter revenue amortization, were $12.5 million for the second quarter of 2014, compared to $12.2 million for the same period of 2013, mainly due to increased average time charter rates achieved, despite the decrease in ownership days in 2014 compared to 2013, resulting from the disposal of five vessels from May 2013 to February 2014, which was partly offset by the addition to the Company's fleet of two vessels in August and September 2013, respectively.
Net income for the six months ended June 30, 2014 amounted to $0.9 million, compared to a net loss of $36.8 million for the same period of 2013.  The loss for the six months ended June 30, 2013 was mainly the result of an impairment loss and actual losses arising from the disposal of three vessels, together totalling $36.9 million. Time charter revenues, net of prepaid charter revenue amortization for the six months ended June 30, 2014 amounted to $26.0 million, compared to $27.4 million for the same period of 2013.
Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.0025 per share with respect to the second quarter of 2014. The cash dividend will be payable on or around September 3, 2014 to all shareholders of record as at August 14, 2014. The Company has 36,505,605 shares of common stock outstanding.
The Company stated that the Board's decision with respect to the amount of the cash dividend, combined with the private placement transaction discussed below, are consistent with its long-term strategy of positioning Diana Containerships to capitalize on the eventual recovery in the container market by providing the Company the flexibility to acquire additional containership vessels when attractive opportunities arise.

Private Placement
On July 28, 2014, the Company entered into an agreement to sell 36,653,386 shares of its common stock (the "Shares") in a private placement to a group of investors including Diana Shipping Inc. ("Diana Shipping"), unaffiliated institutional investors, and the Company's Chairman and Chief Executive Officer, Mr. Symeon Palios, and a member of his family, along with other members of the Company's senior management, at a purchase price of $2.51 per share, for expected proceeds of approximately $92 million.  In the transaction, Diana Shipping purchased $40.0 million of common shares, two institutional investors not affiliated with the Company whose manager is based in the United States together purchased $40.0 million of common shares, and Mr. Palios and a member of his family, along with other members of the Company's senior management, purchased an aggregate of $12.0 million of common shares.  The transaction is subject to customary closing conditions and is expected to close on or prior to July 29, 2014.  The Company intends to use the net proceeds for general corporate purposes, including vessel acquisitions and working capital.  The purchasers received customary registration rights with respect to the Shares.  The transaction was approved by an independent committee of the Company's Board of Directors, which obtained a fairness opinion from Houlihan Lokey Financial Advisors, Inc. regarding the financial fairness to the Company of the aggregate purchase price to be received by the Company in the transaction.  The fairness opinion was provided solely for the use of the independent committee of the Company's Board of Directors in connection with its evaluation of the transaction and may not be relied upon or used by any other person or for any other purpose, is subject to various assumptions, qualifications and limitations, and does not constitute advice or a recommendation on how to act with respect to the transaction or any other investment decision.
At-the-Market Offering Update
The Company does not expect to sell additional shares under its existing at-the-market offering with Deutsche Bank Securities Inc., as sales agent, until there is a significant improvement in the containership market.

Fleet Employment Profile (As of July 28, 2014)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
BUILT TEU
Panamax Container Vessels

SAGITTA	A	$7,400	1.25%	A.P. Moller - Maersk A/S	29-Jan-14
						15-Sep-14 - 30-Nov-14
2010 3,426
CENTAURUS	A	$7,500	3.50%	CMA CGM S.A.	13-Aug-12	13-Jun-14	1
		$8,000			13-Jun-14	13-Oct-14 - 13-Jan-15
2010 3,426
CAP DOMINGO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15	2,3,4
(ex Cap San Marco)
2001 3,739
CAP DOUKATO	B	$23,250	0%	Reederei Santa Containerschiffe GmbH & Co. KG	6-Feb-14	23-Dec-14 - 23-Mar-15	2,3,4
(ex Cap San Raphael)
2002 3,739
APL GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	20-Aug-15 - 19-Oct-15	3

1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	3

1993 4,024

Post - Panamax Container Vessels

PUELO	C	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	23-Feb-15 - 23-Feb-16	5

2006 6,541
PUCON	C	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	20-Mar-15 - 20-Mar-16	5

2006 6,541
* Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
** Total commission paid to third parties.
*** Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.
1 On June 7, 2013, the Company agreed to extend as from August 13, 2013 the initially signed charter party with CMA CGM S.A., dated August 2, 2012 for a period of minimum 6 months to maximum 10 months. On May 16, 2014, the Company agreed to further extend the same charter party for a period of minimum 4 months to maximum 7 months.

2 For financial reporting purposes, we recognize revenue from time charters that have varying rates on a straight-line basis equal to the average revenue during the term of that time charter. We calculate quarterly dividends based on the available cash from operations during the relevant quarter.

3 For financial reporting purposes, revenues derived from the time charter agreement will be netted off during the term of the time charter with an amortization charge of the asset that was recognized at the delivery of the vessel, being the difference of the present value of the contractual cash flows to the fair value. However, we calculate quarterly dividends based on the available cash from operations during the relevant quarter.

4 Vessel chartered for a period of thirty-six (36) months plus or minus forty-five  (45) days. The net daily charter hire rate will be US$22,750 during the first twelve (12) months, US$22,850 during the second twelve (12) months and US$23,250 during the third twelve (12) months of the charter.

5 In case the vessel is redelivered to the Company in any period between the earliest and the maximum redelivery period, then the charterers will pay a lump sum equivalent to US$6,000 per day to the owners for the outstanding period between the redelivery date and up to the 30 months.

Summary of Selected Financial & Other Data
	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$12,531	$12,245	$25,987	$27,381
Voyage expenses	72	122	160	417
Vessel operating expenses	6,203	8,428	12,833	16,660
Net income / (loss)	633	(5,045)	935	(36,844)
FLEET DATA
Average number of vessels	8.0	10.0	8.3	10.1
Number of vessels	8.0	8.0	8.0	8.0
Ownership days	728	906	1,499	1,822
Available days	728	906	1,499	1,822
Operating days	728	838	1,491	1,754
Fleet utilization	100.0%	92.5%	99.5%	96.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$17,114	$13,381	$17,229	$14,799
Daily vessel operating expenses (2)	$8,521	$9,302	$8,561	$9,144

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental compliance costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Monday, July 28, 2014.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13585573.

About the Company
Diana Containerships Inc. is a leading global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
REVENUES:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$15,440	$17,407	$31,812	$37,091
Prepaid charter revenue amortization	(2,909)	(5,162)	(5,825)	(9,710)
Time charter revenues, net	12,531	12,245	25,987	27,381

EXPENSES:
Voyage expenses	72	122	160	417
Vessel operating expenses	6,203	8,428	12,833	16,660
Depreciation	2,462	2,287	4,915	5,706
Management fees	-	-	-	305
General and administrative expenses	1,478	1,397	3,128	2,669
Impairment losses	-	-	-	32,626
Loss on vessels' sale	-	4,271	695	4,271
Foreign currency losses	19	16	5	61
Operating income / (loss)	2,297	(4,276)	4,251	(35,334)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,690)	(789)	(3,358)	(1,543)
Interest Income	26	20	42	33
Total other expenses, net	(1,664)	(769)	(3,316)	(1,510)

Net income / (loss)	$633	$(5,045)	$935	$(36,844)

Earnings / (loss) per common share, basic and diluted	$0.02	$(0.16)	$0.03	$(1.14)

Weighted average number of common shares, basic and diluted	36,132,530	32,432,806	35,812,135	32,273,274

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$633	$(5,045)	$935	$(36,844)

Comprehensive income / (loss)	$633	$(5,045)	$935	$(36,844)

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	June 30, 2014	December 31, 2013
ASSETS

Cash and cash equivalents	$38,061	$19,685
Other current assets	3,428	3,295
Vessels' net book value	251,042	265,372
Other fixed assets, net	281	321
Restricted cash	9,870	9,870
Prepaid charter revenue	12,259	18,166
Total assets	$314,941	$316,709

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	$3,102	$3,779
Long-term bank debt, net of unamortized deferred financing costs	98,199	98,102
Related party financing, non-current	50,547	50,233
Other non-current liabilities	93	130
Total stockholders' equity	163,000	164,465
Total liabilities and stockholders' equity	$314,941	$316,709

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$6,000	$7,754	$11,540	$15,595
Net Cash provided by Investing Activities	568	26,226	9,352	3,754
Net Cash used in Financing Activities	(1,516)	(3,255)	(2,516)	(12,913)